April 14, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           JNLNY Separate Account I
File Nos. 333-70384 and 811-08401

Dear Commissioners:

This filing for the above registrant, pursuant to Rule 485(b) under the Securities Act of 1933, is to designate a new effective date, April 29, 2011, for Post-Effective Amendment No. 51.  We are making today's filing pursuant to Securities Act Rule 485(b)(1)(iii).

If you have any questions, please call me at (517) 367-3872.  Thank you.

Yours truly,

/S/ Frank J. Julian

Frank J. Julian
Associate General Counsel